Filed by: Exult, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

and deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: Exult, Inc.

Commission File No. 0-30035

This filing relates to the proposed merger (the “Merger”) of Hewitt Associates, Inc. and Exult, Inc. pursuant to the terms of an Agreement and Plan of Merger, dated as of June 14, 2004 (the “Merger Agreement”), by and among Exult, Hewitt Associates, and Eagle Merger Corp., a wholly owned subsidiary of Hewitt Associates. On July 9, 2004, Exult sent a newsletter to all of its employees, including an article regarding the Merger. The text of the article follows:

Exult and Hewitt Associates to Merge:

Our Next Bold Step

By now, you will certainly have heard the exciting news about Exult’s “Next Bold Step” in our drive to scale new heights—the announcement of our agreement to merge with Hewitt Associates.

As competition heats up within the HR outsourcing space, the decision to bring together Exult—the #1 HR BPO provider—and Hewitt Associates—the #1 Benefits provider—fulfills a key element of Exult’s growth strategy: building broader resources and delivery capabilities, expanding our global reach and strengthening our balance sheet. Hewitt also brings significant value added consulting capability and Exult brings both Procurement and F&A offerings. The combined company—which will operate under the Hewitt Associates brand—will have almost $3 billion in annual revenue and more than 18,000 employees in over 38 countries.

According to Dale Gifford, Hewitt Associates CEO, “The combination of industry-leading Exult’s service mix, proven capabilities, tools and reputation, along with our existing integrated HR outsourcing and consulting solutions and operating capabilities is tremendously powerful.” With over $300 million in IT and R&D investments, the “new Hewitt” will be well-positioned to offer a full suite of HR services to its existing 300+ benefits outsourcing and 2,300 HR consulting clients, and to a broader range of Global 500 companies.

The merger will make us the clear leader in HR BPO by bringing together Hewitt’s infrastructure and discipline with Exult’s process expertise and ability to drive change. And being part of a larger organization should offer more opportunities for growth for employees. In his recent message to Exult employees, Jim Madden promised that the “next few months will be a time of change and tremendous opportunity” as we begin to lay the groundwork of the new company. Although Exult and Hewitt are required by law to operate as independent companies until the deal is closed, teams of Exult and Hewitt employees have begun developing detailed plans for the integration of key functional and cross-functional areas.

Over the next three months, the teams will focus on five key integration priorities: sales force, product development, technology, operations and people. We will detail our plans and, most importantly, how we will win and convert more new business for the combined organization. Integrating two companies is complex and there are many details to work through, but it is important to note that in agreeing to the merger, Hewitt placed enormous value on our employees and the service delivery, expertise, and client relationships that you have made possible. You can expect to hear more in the coming weeks about the details of our employment relationships with Hewitt following the merger. After we receive shareholder and regulatory approval—expected in September—we can then begin integrating our people and products and present a broader offering to the market together. In the meantime, our primary focus must be to maintain high levels of service to our current clients, support our sales teams to bring in new clients, and stay informed.

Exult is committed to providing you with information about these important steps. Please continue to send your questions about the merger to +Exult Global Communications (global.communications@exult.net).

Please note that this article includes forward looking statements and there are a number of factors that could cause actual results or events to be materially different from what we expect. These factors are listed at the end of our June 16 press release and in our SEC filings. Except as provided by federal securities laws, we are not required to publicly update or revise any forward-looking statements whether as a result of new information, future events or otherwise. In addition, please note that Hewitt and Exult plan to file a joint proxy statement / prospectus and other documents relating to the merger with the SEC in the near future. We encourage you to read those documents when they become available because they will contain important information about the transaction.